June 1, 2007

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Peter Forst, President
First Corporation
15995 S.W. 13th Street
Pembroke Pines, FL 33027

RE: First Corporation
Form SB-2, Amendment 14, filed May 24, 2007
File No.: 333-122094

Dear Mr. Forst:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We reissue prior comment number two from our letter dated May 21, 2007, which comment requests that you update the cash on hand throughout the prospectus. Your response states that the cash on hand has been updated to May 22, 2007. However, the first risk factor continues to provide the cash on hand for December 31, 2006 and elsewhere in the prospectus you provide the cash on hand for March 31, 2007.

<u>Use of Proceeds, page 9</u>

2. In the first paragraph of this section, which paragraph appears above the table, please include the dollar amounts that each of Mr. Larsen and Ms. Cousineau will receive from the proceeds.

3. Please revise the following statement from the second from the last paragraph under "General Working Capital" on page 13 to clarify that the loan of $35,000 to be made to the company by Mr. Larsen and Ms. Cousineau will be repaid from the proceeds of this offering, if true.

> Mr. Larsen and Ms. Cousineau have verbally agreed that these funds would be advanced as shareholder loans, would bear no interest and would have no terms of repayment other than any accumulated shareholder loans for the purpose of paying for our offering costs will be repaid out of the proceeds of this offering.

4. In your supplemental response to our prior comments numbers three and six from our letter dated May 22, 2007, you have stated that you were forwarding the "receipt" from the Department of Mines, Province of Ontario as correspondence. We are unable to locate it. Please advise. If you have not filed it as correspondence, please do so. Also, we have not received the faxed copy.

5. In addition, please _disclose_ in the prospectus whether or not you have submitted the fact of your compliance to the appropriate governmental office and whether or not you are in "good standing" status subsequent to May 20, 2007, as we requested in prior comment number six.

6. In response to our prior comment number six from our letter dated May 21, 2007, you have stated that you "have made alterations in the registration statement to confirm that the work requirements have been fulfilled." However, we have not located the disclosure that clarifies that you _have fulfilled_, as opposed to _will fulfill_ the requirements to keep the claims in good standing after the May 20, 2007 deadline. Advise us supplementally where you have provided that disclosure. Alternatively, please add it to the prospectus. You might do this by expanding one or more of the following statements:

> Our Geological consultants were on our claims as of May 1, 2007 to complete the magnetometer survey as outlined in phase 1 of our recommended exploration program. The US$ 20,000 advanced by our officers and directors will keep required assessment work current and our claims in good standing until May 20, 2009. [See second paragraph of the first risk factor, the "General Working Capital" section on page 13.]

> Our officers and directors have advanced a total of $US 20,000 to First Corporation and have executed a contract with Coast Mountain Geological to do the HLEM Magnetometer survey called for in our phase one budget. Upon completion, the moneys expended will satisfy the minimum requirements required to keep our claims in good standing until May 20, 2009. [See the "General Working Capital" section on page 13.]

Our officers and directors have advanced the sum of $20,000 on or before May 1, 2007 to order the Magnetometer survey as outlined in phase one of our proposed exploration program which is estimated to be $20,000. Our geological consultant, Coast Geological Ltd. of Vancouver, BC has informed us that they have commenced work on our claims. A magnetometer survey is often done before or coincidently with GPS surveys and mapping and grid layout. Coast Mountain has recommended the magnetometer in order to insure that all of the work and expenditures be completed on or before May 20, our deadline for minimum expenditures. [See the "Description of Business" section on page 30.]

Certain Relationships and Related Transactions, page 42

7. In view of the disclosure that we cite below, which disclosure comprises the last paragraph of this section, please clarify, wherever discussed throughout the prospectus, that Mr. Larsen and Ms. Cousineau have not yet loaned $35,000 to the company to be used for offering expenses.

    As of the date of this registration statement Mr. Larsen and Ms. Cousineau have advanced a total $7,000 as shareholder loans, as well as an additional $20,000 to secure the recommended magnetometer survey. No other shareholder loans have been made to date. (our emphasis)

    Also, ensure that the use of proceeds section is up-to-date in this regard.

Exhibits

8. Please file a legible Exhibit 99.1

9. As we requested in prior comment number 12 of our letter dated May 21, 2007, counsel should file as an exhibit a consent to the use of his name in the registration statement. Although the opinion regarding legality includes a consent to the "Company's filing of this legal opinion with the Securities and Exchange Commission as Exhibit 5.1 to its registration statement on Form SB-2," it does not consent to the use of counsel's name in the registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Peter Forst, President
First Corporation
June 1, 2007
Page 4

 We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

 We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 You may contact Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

 Sincerely,

 John Reynolds
 Assistant Director
 Office of Emerging Growth Companies

cc: Joseph Emas
 By facsimile to 305-531-1274